RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES DOUBLES PROFIT AS LOULO PRODUCTION GETS INTO GEAR

London, 7 August 2006 - (LSE:RRS) (Nasdaq:GOLD) - London and Nasdaq listed gold miner Randgold Resources doubled its year-on-year profit from mining to US$68.8 million in the six months to June with the contribution from its new Loulo mine in Mali boosting attributable production to 224 377 ounces from 133 052 for the comparable half-year in 2005.

These results were achieved in spite of tough operating conditions at Loulo, where management has had to complete the plant left unfinished by a defaulting contractor. With the recent commissioning of the hard-rock crushing circuit, the plant is now substantially complete but production interruptions caused by the commissioning process, the transition to the new mix of ore types and the onset of the rainy season had a restraining impact on throughput in the second quarter, when the mine produced 51 233 ounces against the previous quarter's 64
677 ounces.

Chief executive Dr Mark Bristow said with the operation now moving to a steady state, Loulo was successfully overcoming the disruption caused by the delay in the plant's completion. Cash operating costs for the second quarter were
US$277/oz, which compared favourably with the first quarter's US$288.

"In the face of some considerable challenges Randgold has delivered material increases in profits and production in the first half of this year, underlining the importance of Loulo's contribution as well as the effectiveness of the organic growth strategy which brought Loulo on stream in time to benefit from the surge in the gold price," he said. He noted that Loulo had repaid the first tranche of its project finance during the past quarter.

The company also announced today that Shaft Sinkers had been appointed to develop the underground mine at Yalea, a project which will significantly enhance the value and extend the life of the Loulo complex. Site preparation for the twin decline system has already started and the boxcut and portal construction will soon commence with shaft sinking scheduled to begin in the last quarter of this year. Capital expenditure on the underground project totalled US$8 million in the six months ended June. The results of the deep drilling programme at the Loulo 0 orebody continue to add to the underground potential.

Elsewhere in Mali, Randgold's Morila joint venture delivered a solid second-quarter performance, with production of 135 387 ounces in line with the previous quarter's at a slightly lower total cash cost of US$229/oz.

In the Cote d'Ivoire, a 10-hole tactical drilling programme, which will form the basis for the final feasibility drilling, was initiated at the company's current
Tongon project. The prefeasibility-stage project was put on hold at the outbreak of political unrest in that country, but Bristow said recent high-level meetings with all the parties concerned had confirmed Randgold's confidence in its ability to work there. Subject to the country's return to stability, the next drilling stage will start in 2007.

Bristow said in terms of exploration the latest field season had been the busiest in the company's history. Drilling took place at six project areas in four countries and will shortly start in a fifth, Tanzania. Randgold now has a portfolio of 168 targets on 65 permits covering 20 000km(2) in six countries.

"Looking ahead at the rest of the year, the after-effects of the Loulo plant delay will still be felt in July but we should be completely back on track by the fourth quarter. Whichever way you look at it, the business is in good shape, with strong cash generators, great exploration

prospects and a robust balance sheet, and we continue to pursue opportunities for creating value organically, through discovery and development, as well as through corporate activity," he said.

"Costs are a concern, however. The depreciating dollar, rising oil prices and inflation concerns have driven the gold price upward - but for the mining industry these same factors also have a steep downside: their impact on capital and operating costs. Senior producer breakeven costs have risen significantly, from an actual US$310/oz in 2003 to an actual US$381/oz in 2005. Current expectations for 2006 and 2007 are US$426/oz and US$415/oz."

"Energy costs are a particularly big issue for those companies, such as Randgold
Resources, which operate in remote regions and therefore have to generate their own power as well as to transport all their requirements over long distances.
Diesel fuel for power generation typically accounts for some 20% of the total operating costs of such mines."

"Randgold has risen to the challenge of increased input costs by continuously striving to improve its own efficiency as well as that of its suppliers. We like to see our mines produce at a cash cost of below US$350 per ounce. In the longer run, therefore, our fundamental response to the cost challenges we face is to invest aggressively in the hunt for more high-quality low-cost ounces."

RANDGOLD RESOURCES ENQUIRIES:
 ------------------- ---------------------- ------------------------------------
  Chief Executive    Financial Director     Investor & Media Relations
  Dr Mark Bristow    Roger Williams         Kathy du Plessis
  +44 779 775 2288   +44 791 709 8939       +27 11 728 4701
  +223 675 0122                             Fax: +27 11 728 2547
                                            Cell: +27 83 266 5847
                                            Email: randgoldresources@dpapr.com
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Website:  www.randgoldresources.com
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DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the 'SEC') on 29 June
2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the
'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.